# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mechanics Bancorp, CIK 0001518715
CUSIP: 43785V102
Title of class of securities: Class A Common Stock, No Par Value
Address of issuer's principal executive offices: 601 Union Street, Suite 2000, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006784
Filed by CIK 0001040762

## Reporting persons
- MALTESE CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,014,105; sole dispositive power 0; shared dispositive power 1,014,105; aggregate amount beneficially owned 1,014,105 (0.5% of the class)
- TERRY MALTESE: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,014,105; sole dispositive power 0; shared dispositive power 1,014,105; aggregate amount beneficially owned 1,014,105 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Mechanics Bancorp
Address of issuer's principal executive offices: 1111 CIVIC DRIVE, SUITE 390, WALNUT CREEK, CA, 94596

## Item 2. Person Filing
Name of person filing:
Maltese Capital Management LLC
Terry Maltese
Address of principal business office or, if none, residence:
Maltese Capital Management LLC
150 EAST 52ND STREET, SUITE 23001, NEW YORK, NY, 10022

Terry Maltese
150 EAST 52ND STREET, SUITE 23001, NEW YORK, NY, 10022
Citizenship:
Maltese Capital Management LLC - New York
Terry Maltese - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Maltese Capital Management LLC - 1,014,105
Terry Maltese - 1,014,105
Percent of class:
Maltese Capital Management LLC - 0.5%
Terry Maltese - 0.5%
Sole power to vote or to direct the vote:
Maltese Capital Management LLC - 0
Terry Maltese - 0
Shared power to vote or to direct the vote:
Maltese Capital Management LLC - 1,014,105
Terry Maltese - 1,014,105
Sole power to dispose or to direct the disposition:
Maltese Capital Management LLC - 0
Terry Maltese - 0
Shared power to dispose or to direct the disposition:
Maltese Capital Management LLC - 1,014,105
Terry Maltese - 1,014,105

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Maltese Capital Management LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Class A Common Stock, No Par Value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- MALTESE CAPITAL MANAGEMENT LLC: By: /s/ Terry Maltese, Terry Maltese, Managing Member (11/14/2025)
- TERRY MALTESE: By: /s/ Terry Maltese, Terry Maltese (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.